May 15, 2002

Campath(R) study shows increased life expectancy for patients with advanced B-cell chronic lymphocytic leukemia (B-CLL)

Berlin - Life expectancy for heavily pre-treated B- CLL patients, who were subsequently treated with Campath(R)/MabCampath(TM) (alemtuzumab), was shown to double, from 8 to 16 months, in follow-up data from the international phase II pivotal study (CAM211) published this month in Blood, the Journal of the American Society of Hematology.

Furthermore, for those patients who responded to Campath/MabCampath therapy, the study showed an average life expectancy of 32 months.

MabCampath is marketed in Europe by Schering, AG (FSE: SCH, NYSE: SHR) and as Campath in the United States by Schering AG's U.S. affiliate Berlex Laboratories, Inc.

"Life expectancy for patients who have been treated with alkylating agents and have failed therapy with Fludara(R) was typically 8-12 months and there was no other treatment option available. However, of the 31 patients who responded to Campath (33% of all patients), 19 were alive 21- 34 months post-treatment. These results mark a significant advance for the treatment of B-CLL," said Dr. Michael J. Keating, Professor of Medicine at University of Texas M. D. Anderson Cancer Center and the study's lead author, explaining the importance of the study's results to B-CLL treatment.

Professor Guenter Stock, Schering's Executive Director for Research and Development added: "We are pleased to see the publication of these important follow-up data from the CAM211 study. The response rate and increased life expectancy bring new hope to this group of heavily pre-treated patients for whom no approved therapeutic options were available to control their cancer. Schering is committed to the treatment of leukemia and we consider Campath a major component of our oncology strategy. Research that will benefit leukemia and lymphoma patients is a priority for Schering. We will continue to investigate new treatments and new indications for Fludara and Campath, as well as for Zevalin(tm), which is expected to receive EU approval in 2002 as the first radioimmunotherapeutic agent for the treatment of non-Hodgkin's lymphoma (NHL)."

The published study involved 93 heavily pre-treated B-CLL patients at 21 centers worldwide. All study participants had received previous therapy with alkylating agents and were refractory to Fludara (fludarabine phosphate), recognized as the most effective 2nd line treatment for B-CLL patients. Investigators observed clinical benefit and symptom relief in both responders and patients with stable disease (SD).

According to Dr. Peter Hillmen, Consultant Haematologist at Pinderfields General Hospital, Leeds, and one of the study's principal investigators, "Campath's effect on the bone marrow is extremely important because involvement of the bone marrow with CLL is a major problem in many patients. It is extremely difficult to treat and frequently contributes to the patient's death." Investigators treated patients for 2-4 weeks and noticed a dramatic reduction in B-CLL cells in the blood. Treatment was continued for 8-12 weeks and an equally dramatic effect was noticed in the bone marrow, a major site of disease progression.

Further follow-up evaluation of the CAM 211 responders is ongoing.

In addition, the Blood article discussed positive preliminary results (an 83% response rate) of a study combining the treatment of Campath with Fludara. The data suggests that patients who have failed both single treatments can still benefit from a combination. The authors indicate that future large-scale trials should be undertaken.

Campath, is the first and only humanized monoclonal antibody approved for B-CLL and the first drug with proven efficacy in B-CLL patients who have failed both alkylating agents and Fludara treatment. No other therapy has shown comparable efficacy in this group of patients. Campath has a completely different mode of action compared with conventional therapy by selectively targeting the CD52 antigen on the malignant lymphocytes. This activates processes leading to lysis, the death of the malignant cells. These processes result in the removal of the malignant lymphocytes from the blood, bone morrow, and other affected organs, which in turn can lead to an increase in life expectancy.

B-CLL is the most prevalent form of adult leukemia, annually affecting approximately 60,000 people in the United States and 60,000 in Europe. The disease is most commonly diagnosed in people age 50 and older. B-CLL is characterized by the accumulation of functionally immature white blood cells (lymphocytes) in the bone marrow, blood, lymph tissue, and other organs of the body. Two types of lymphocytes are present in the blood, B cells and T cells. About 95% of B-CLL cases involve cancerous B cells. Because these B cells have a longer than normal life span, they begin to build up and "crowd out" the normal, healthy blood cells. The accumulation of functionally immature cells leads to the weakening of the immune system. This causes infection and/or other symptoms such as fatigue, bone pain, night sweats, and decreased appetite and weight loss.

Campath is generally well tolerated demonstrating a side effect profile that can be safely managed with appropriate prophylaxis against and monitoring for, opportunistic infections. Patients can form their own healthy blood cells once again leading to a reverse of side effects as Campath does not attack the stem cells in the bone marrow.

Campath was developed by M&I Partners, a joint venture of Millennium Pharmaceuticals, Inc., (NASDAQ: MLNM) and ILEX Oncology, Inc., (NASDAQ:
ILXO).


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


Your contacts at Corporate Communication:

Pharma: Christina Sartori, Tel.: +49-30-468 120 57, christina.sartori@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:

Media Relations: Kimberley Jordan, Tel:+1-973-487 2592, kimberley_jordan@berlex.com
Pharma: Frank Richtersmeier, Tel.: +1-973-487 2148, frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng



__________________________________________________________

May 16, 2002

Schering opens plant for intrauterine devices in China

Schering AG, Berlin (FSE: SCH, NYSE: SHR), announced today that a new production plant in Guangzhou/China goes into operation today. The factory is the first manufacturing plant for intrauterine devices
(IUD) in the south of China.

"Schering has been represented in China for many years and we view this region as an important growth market", said Dr Ulrich Koestlin, Member of the Executive Board of Schering AG. "Also, the production of intrauterine devices in China will enhance the options for family planning, a field in which Schering co-operates with various international organizations for more than 40 years."

"Schering wants to offer Chinese women the opportunity to make a choice", said Jose E. Martino, Chairman of the Board of Schering Pharmaceutical
Ltd., the Chinese subsidiary of Schering AG. "We offer a full contraceptive portfolio that fits the different needs of women in present day China. Our new facilities show our strong commitment to improve manufacturing standards in China."

The newly set-up IUD plant in Guangzhou with a total investment of EUR 3.3 million (USD 3 million)* is the third in a series of production projects of Schering in China. Since 1995, Schering operates a production plant of contrast media in Guangzhou. In June 2001, Schering acquired Nanjing Xianhe Pharmaceuticals Co., Ltd. and renamed the company subsequently Schering (Nanjing)Pharmaceuticals Ltd., which is managed as a joint venture with Nanjing XingangHigh Tech Co., Ltd. Schering has a majority holding in the company.

In 2001, sales of Schering products in China totaled EUR 24 million. Total number of Schering employees in China is 400.

* Conversion rate EUR - USD was the FX rate on April 30, 2002
(1 USD = 1.11 EUR)


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work



Your contacts at Corporate Communication:

Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96, friedrich.vonheyl@schering.de
Pharma: Astrid Forster, Tel.: +49-30-468 120 57, astrid.forster@schering.de
Personnel: Mathias Claus, Tel.: +49-30-468 120 66, mathias.claus@schering.de Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng